Exhibit 6

From: Rich Lashley [mailto:rlashley@plcapitalllc.com]
Sent: Thursday, November 05, 2015 9:31 AM
To: John Grosvenor
Cc: John Palmer; PGoldberg@foley.com
Subject: Re: Letter from Rich Lashley, PL Capital

Mr. Grosvenor:

When I reread my letter, after it was sent out, I realized that one of my comments on the valuation of BANC was not described fully and correctly.  I said that BANC was the 9th lowest of the entire peer group on the ratio of Price to TBV vs. ROTCE.  While it is true that BANC is at the lower end of the regression line for that ratio for all banks/thrifts in the peer group, what I meant to say BANC is the 9th lowest "for all banks and thrifts with ROTCE's greater than 12%" (and 4th lowest when those banks with one time items such as DTA reversals or negative LLPs were excluded).

In other words, for banks with high ROTCEs (12%+) the market is valuing BANC at the lower valuation end of that high peforming group.

There were 71 publicly traded banks/thrifts in that group of 12%+ ROTCEs.

I apologize for any confusion.

Regards,

Rich Lashley

Rich Lashley, Principal
PL Capital, LLC
67 Park Place East, Suite 675
Morristown, NJ 07960
(973) 539-5400
(973) 539-5404 (fax)
rlashley@plcapitalllc.com

This email is not intended to be, and should not be, construed as an offer to sell or a solicitation of an offer to buy an interest in any of the funds managed by PL Capital, LLC or its affiliates ( the “Funds”).  Any such offer or solicitation will only be made by the confidential private offering memorandum and other offering materials (the “Offering Materials”) relating to the particular fund.  As with any investment, past performance is not necessarily indicative of future performance.  Performance and other information about the Funds that may be contained herein are subject to and qualified in the entirety by the Offering Materials.  Among other things, the Offering Materials contain important disclosures on the risks entailed by investing in the Funds.